MUTUAL OF AMERICA LIFE INSURANCE COMPANY
320 PARK AVENUE NEW YORK NY 10022-6839 212 224 1840 212 224 2518 FAX AMY LATKIN VICE PRESIDENT AND ASSISTANT GENERAL COUNSEL CORPORATE LAW

Via Edgar Correspondence

April 16, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 43 under the Securities Act of 1933 and No. 44 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File No. 33-11023, 811-03996)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus, that you provided by telephone to me and Scott Rothstein on April 13, 2015, concerning Post-Effective Amendment No. 43 under the Securities Act of 1933, as amended and Amendment No. 44 under the Investment Company Act of 1940, as amended to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 26, 2015.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2015.

Prospectus

Comment 1:	Table of Contents: Please make the heading “Death After Annuity Commencement Date” consistent with the headings for the other registration statements.

Response:	The Table of Contents and heading were revised to read: “Death Benefit After Annuity Commencement Date” to be consistent with the other registration statements.

Comment 2:

Loan Charges and Interest: p. 2:

(a) Please identify loan charges and interest as a separate table. For example, proceed with III and consider a brief preamble, perhaps describing general availability of loans.

(b) Please review footnote 2 for brevity with respect to loan features and consider referring to the sections “Charges under the Contracts” and “Charges You and Your Employer Will Pay.”

(c) For clarity, please revise the table to clearly disclose the maximum loan fees that may be charged, as well as the current loan fees for both collateralized and uncollateralized loans.

Response:

Loan Charges and Interest was added as a separate table. The following preamble was added: “The next table describes the fees and expenses that you will pay if your Plan offers loans and you take out a loan.”

The footnote was revised into separate footnotes for Collateralized Loans and Uncollateralized Loans, which read as follows:

“The current loan interest rate for Collateralized Loans made in the second quarter of 2015 is 3.00%, which represents the difference between the interest charged on a loan of 4.50%, and the maximum General Account credited rate of 1.50% for certain accounts. For Collateralized Loans (non-trusteed loans) the Loan Rate is 3% higher than the interest rate we credit to amounts held in the General Account as collateral for the loan. The amount held in the General Account as collateral for a collateralized loan must be equal to 120% of the loan amount. See “Loans,” “Charges under the Contracts” and “Charges You and Your Employer Will Pay” for more details.”

“For Uncollateralized Loans, you pay interest at the Prime Rate +1% to your Account. We do not receive any portion of the interest paid for Uncollateralized Loans. See “Loans,” “Charges under the Contracts” and “Charges You and Your Employer Will Pay” for more details.”

The table was revised to disclose the current loan fees for Collateralized Loans and Uncollateralized Loans. As interest rates for Collateralized Loans are based on the General Account credited rate and interest rates for Uncollateralized Loans are based on the Prime Rate, there is not a fixed maximum interest rate on loans.

Comment 3:	Loan Charges: p. 9: Please consider explaining the difference in plain English between collateralized and uncollateralized loans.

Response:

In response to this and the following comment, the disclosure under Loan Charges has been revised as follows: “If your Employer’s Plan allows participant loans, you may borrow using your Account Value. See Loans.

•       If your Plan provides Collateralized Loans, it means that we will make the loan to you and you will be required to hold 120% of the loan amount in the General Account as collateral. If you take a Collateralized

Loan from your Account Value, the current loan interest rate is 3.00%, which represents the difference between the interest charged on a loan and the maximum credited rate for collateral held in the General Account. For a Collateralized Loan, there are no origination or other fees.

•       If your Plan provides Uncollateralized Loans, also known as trusteed loans, it means that the loan amount will be withdrawn from your Account Value and paid to you, and the interest you pay on the loan will be credited to your account. If you take an Uncollateralized Loan from your Account Value, the interest rate you pay will be the prime rate +1%. For Trusteed Loans, there are fees based on the method of repayment, as explained in more detail in your Contract:

•       For payroll deduction loan payments there is a $75 origination fee and a $15 annual fee.

•       For home billing there is a $350 origination fee, and no annual fee. You may also incur late fees of the lesser of $15 or 5% of the past due payment.

For collateralized loans, the amount held in the General Account as collateral must equal 120% of the loan amount.”

Comment 4:

Loan Charges: p. 9:

In the paragraph you indicate that there are other fees and charges (“You may incur charges and fees, in addition to interest…”). Please clarify the identity of these fees and charges. For example, are these contract fees already referenced in the fee table. If not, please add to the fee tables, as appropriate.

Response:	The Registrant confirms that there are no fees or charges beyond those referenced in the fee table. The disclosure has been revised as set forth in the response to the prior comment.

Comment 5:	Loan Charges: p. 9: Please disclose any late fees or collection fees. If any, these should be included in the fee table.

Response:	Late fees are only assessed for home billed Uncollateralized Loans, as set forth in the disclosure in response to comment 3. The late fees have been added to the loan fee table.

Comment 6:	Loan Charges: p. 9: Please consider an example of how the various fees, interest, salary deductions and other charges apply to a standard size collateralized and uncollateralized loan.

Response:	Participants are informed of all loan fees and expenses at the time they apply for a loan from their Plan. Because of the variation in types of loans and the variability of interest rates, the Registrant does not believe that an example would provide meaningful disclosure to Participants.

Comment 7:

Non-vested Forfeiture Processing Charge: p. 26:

“We impose a charge for processing forfeitures of the non-vested part of the Participant’s Account Value.” Please include the non-vested forfeiture processing charge in the fee table.

Response:	The non-vested forfeiture processing charge is not a charge that is assessed against the Account Value of a Participant. Rather, it is a charge that is assessed against the Employer to process the forfeiture of unvested Employer contributions to a Participant’s Account (i.e., when a Participant terminates employment prior to the vesting date and therefore forfeits all or a portion of the employer’s contributions (but not the employee’s contributions)). As with all Employer charges, because a Participant will never bear this charge, the Registrant does not believe it should be included in the fee table.

Comment 8:

Allocation of Contributions: Default investment alternatives: p. 33:

Please consider deleting all codes and other regulations and citations, other than citations to 401(k) and 403(b), etc. Replace the codes with plain English, or just delete.

Response:	The Registrant has deleted the specific references to regulations to the extent it believes they are not meaningful to the Participant or the Employer.

Comment 9:	Appendix B: General Account Operations: p. 71: Please consider including representation that the General Account is subject to the claims paying ability and general strength of the company.

Response:	Under the heading “General Account Operations,” the following disclosure was added: “Participants should consider our claims paying ability and financial strength when allocating amounts to the General Account.”.

Comment 10:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.

Response	The Registrant will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel
cc: Scott H. Rothstein, Esq.

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